

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 21, 2008

Mr. Nicholas Meadmore
Chief Financial Officer
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

      RE: **Form 20-F for the fiscal year ended December 31, 2007**
              File No. 0-20420

Dear Mr. Meadmore:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 35

1. Please amend your filing to include a statement in substantially the following form:
    "This annual report does not include an attestation report of the company's registered
    public accounting firm regarding internal control over financial reporting.
    Management's report was not subject to attestation by the company's registered
    public accounting firm pursuant to temporary rules of the Securities and Exchange
    Commission that permit the company to provide only management's report in this
    annual report." Refer to paragraph (2)(b)(4) of Item 15T of Form 20-F.

Consolidated Financial Statements

Report of Independent Auditors, page 46

2. Please have your Independent Accountants amend their report to indicate the date on
    which their report was issued and to indicate that the report has been signed, as
    required by Rule 2-02 of Regulation S-X.

Note 5 - Intangible Assets, page 60

3. Please provide us with a detail of your intangible assets as of December 31, 2007 by
    type of intangible asset (e.g. patent, project development). For any product
    development costs capitalized as intangible assets as of December 31, 2007, please
    tell us how you evaluated paragraphs 57 and 61 of IAS 38 in determining that you
    had the financial resources to complete development and to use or sell the intangible
    asset. We note your disclosure on page 2 that you historically have had to seek
    capital for research and development of your SCC products due to lack of revenues.

Exhibits 12.1 and 12.2

4. We note that you filed your Principal Executive Officer and Principal Financial
    Officer certifications under Instruction 12 to Item 19 of Form 20-F. Please revise
    these certifications to include the language of paragraph 4(b) of Instruction 12 to Item
    19 of Form 20-F. Please also note that the identification of the certifying individual at
    the beginning of the certification should be revised to exclude the individual's title.
    See SEC Release 33-8760, which became effective February 20, 2007. In addressing
    this comment, please re-file your Form 20-F in its entirety.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief